Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Excerpts from edited transcript of Lumentum Holdings Inc.’s earnings call held on August 8, 2018

Excerpts:

Chris Coldren - Lumentum Holdings Inc. – Interim Chief Financial Officer and Senior Vice President Strategy and Corporate Development

Thank you, Marcella. Welcome to Lumentum’s fourth quarter 2018 earnings call. This is Chris Coldren, Interim Chief Financial Officer and Senior Vice President of Strategy and Corporate Development. Joining me on today’s call are Alan Lowe, President and Chief Executive Officer.

This call will include forward-looking statements, including statements regarding the markets in which we operate, including potential market sizes, trends and expectations for products and technology, purchasing trends and demand for our products, Lumentum’s expected financial performance, expenses, and position in the market as well as statements regarding our pending acquisition of Oclaro. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our current expectations.

We encourage you to review our most recent filings with the SEC, particularly the risk factors described in our 10-Q filing for our third quarter which ended March 31, 2018, the registration statement on Form S-4 and the risk factors that will be included in the Form 10-K to be filed for fiscal 2018. The Forward-looking statements we provide during this call, including the projections for future performance, are based on our reasonable beliefs and expectations as of today. Lumentum undertakes no obligations to update these statements except as required by applicable law.

Please also note, unless otherwise stated, all results and projections are non-GAAP. Non-GAAP financials should not be considered as a substitute for or superior to financials prepared in accordance with GAAP. Our press release with our fourth quarter and full-year fiscal 2018 results is available on our Web site, www.lumentum.com, under the Investors section, and includes additional details about our non-GAAP financial measures and reconciliation between our GAAP and non-GAAP results. Our Web site also has our latest SEC filings, which we encourage you to review, and supplementary slides relating to today’s earnings release. A recording of today’s call will be available by 11:30 a.m. Pacific Time this morning on our Web site.

Before turning the call over to Alan, we have some additional comments relating to the pending acquisition of Oclaro. First, today’s call is not an offering of securities. The information discussed today is qualified in its entirety by the S-4 proxy statement prospectus on file with the SEC in connection with the proposed transaction. I encourage security holders to read the joint proxy statement prospectus and other documents filed with the SEC carefully as they contain important information about the pending transaction.

Further on the pending Oclaro transaction, we previously mentioned that we’ve received HSR approval. The merger is subject to certain other closing conditions including antitrust regulatory approval in China. We entered Phase 1 of this approval process in mid-July. Additionally, Oclaro stockholders approved the transaction at their meeting in July. We continue to work with Oclaro on completing this pending transaction.

During the Q&A session, please keep in mind that the focus of this call is our earnings report and guidance and we will not be sharing incremental information related to the status of our pending acquisition of Oclaro beyond the prepared remarks.

Now, I would like to turn the call over to Alan for his comments and fourth quarter and full-year business highlights.

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Alan Lowe – Lumentum Holdings Inc. - President and Chief Executive Officer

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Since our last call, we’ve made progress towards the closing of the Oclaro acquisition. In July, the stockholders of Oclaro approved the transaction. We’re still subject to antitrust regulatory approval in China, but as Chris mentioned earlier, we are on Phase 1 of the Chinese process and cannot predict when we will receive clearance.

Earlier in my remarks, I highlighted significant long-term trends to make the markets in which we participate increasingly dependent upon our photonic solutions. During fiscal 2018, we made good progress on our key strategic objectives that accelerated growth, margin expansion and customer and end market diversification. This positions us very well for the future. We ramp new major product lines in 3D sensing for mobile devices and engage numerous customers globally, planting the seed for future product and customer expansion.

We developed key new ROADM products that we’d expect to be the basis for future network deployments, while at the same time ramp next-generation ROADM sales globally, including in China and achieve record sales levels. We launched a new fiber laser platform and ramp sales to record levels. This new fiber laser platform will enable laser customer expansion globally in the future. We have a lot going on at Lumentum and it is a very exciting time here. I would like to thank our customers for their partnership and our dedicated employees for their hard work, which has put us in an excellent position for long-term growth.

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Chris Coldren

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Now on to our guidance for the first quarter of fiscal 2019. Noting again, that all projections are on a non-GAAP basis, do not take into account any effects from the acquisition of Oclaro as we currently cannot predict the timing of the closing. We project net revenue for the first quarter to be in the range of $340 million to $360 million with operating margin in the range of 19% to 21% and diluted net income or earnings per share to be in the range of $0.90 to $1.10.

Notable quarter-on-quarter changes in product line revenues in our projections include telecom being up driven by continued transport product growth, industrial and consumer being up due to the ongoing 3D sensing ramp and lasers being down due to customer seasonality in product cycles, though we expect fiber lasers to continue to grow in the first quarter.

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Question-and-Answer Session

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Michael Genovese – MKM Partners

Great. Thanks for that color. And then just quickly on Oclaro not asking about the deals, so much is asking about this – or not asking about the milestones for the closure. I’m asking about the strategy behind the deal. I think given that the pluggable [ph] market, the CS CFPQ-ACO product cycle probably is not lasting forever and there’s certain products moving beyond that. But – so can you talk strategically just about the integration of their trends, [indiscernible] and their receiver technology and how that’s going to help your product portfolio going forward? And any updated thought since you held the conference call announcing the deal?

Alan Lowe

Yes, well I think we will reiterate what we talked about what we announced deal that Oclaro is a leader in the transmission technologies and we are leader in the transport technologies and combining the two gives us better relevance to our customers as well as better scale to make longer-term larger investments in R&D. Kind of to your opening statement about ACO product lifecycle, I will look at things in the light of ACOs are just one implementation of a very differentiated photonic integrated circuit technology that Oclaro has and that’s what put them into a leadership position on those modules and as the world evolves to what’s next, it’s not going to be something radically different. It’s going to be in evolution or a refinement of that same technology and whether that’s a next generation DCO module or whether that’s customers that chose to buy set components directly, that would be going into those modules. I think leadership in the first generation of these integrated 100 gig and above modules will naturally translate into leadership into subsequent generation.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Lumentum’s expectations, including guidance, strategy, plans or intentions. Lumentum’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the Oclaro transaction does not close, due to the failure of one or more conditions to closing, or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental approvals of the merger (including China antitrust approval) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended July 1, 2017, which was filed with the SEC on August 29, 2017, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 2, 2018 and those discussed under the caption “Risk Factors” in the S-4 filed by Lumentum with the SEC on May 17, 2018, as amended on May 31, 2018, in connection with the Oclaro transaction and in the documents which are incorporated by reference therein. The forward-looking statements in this communication are based on information available to Lumentum as of the date hereof, and Lumentum disclaims any obligation to update any forward-looking statements, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Lumentum Holdings, Inc. (“Lumentum”) and Oclaro, Inc. (“Oclaro”), Lumentum filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Oclaro that also constitutes a prospectus of Lumentum. The registration statement was declared effective by the SEC on May 31, 2018, and Oclaro commenced mailing the definitive joint proxy statement/prospectus to stockholders of Oclaro on or about June 4, 2018, and the special meeting of the stockholders of Oclaro was held on July 10, 2018.

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain these materials and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. Copies of documents filed with the Securities and Exchange Commission by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the Securities and Exchange Commission by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.